need

INVEST IN **NEED**

Convenience store delivery in minutes for college students

needwestwood.com Los Angeles, CA

Highlights

1. Our Mission: Redefining convenience by empowering the local community—what you Need, when you Need.
2. 10-Min Deliveries: Keeps students in the zone—no lost study or social time!
3. Proven Technical Founder: Success at Duffl, SpaceX, & Disney.
4. Franchise-First Model: Franchisees cover costs, driving rapid growth.
5. Campus Traction: Expecting 90% retention with viral word-of-mouth from ambassadors.
6. Building from Scratch: Scalable, tech-driven system with lean operations.
7. High-Density Focus: Targeting college campuses for organic, explosive market growth.

Featured Investor

V

Vikash Singh

Syndicate Lead

Follow

Invested $5,000

VC, engineer, researcher

“I have known Brian for almost 10 years (starting as physics classmates in college) and believe in his unique combination of grit, intelligence, and passion for Need's mission. His previous experience as a founder of Duffl enables him understand this kind of business better than anybody else, complementing his strong technical foundation as an engineer at SpaceX and Disney. Thus far, under Brian's leadership the team has demonstrated exceptional speed in developing the product and the hunger to overcome any coming challenges inevitable in an early stage startup.”

Our Team



Brian Le CEO

UCLA EE '22, left in 2019 to launch Duffl, taking it through Startup UCLA & Y-Combinator W20, raising $1.3M seed & $12M Series A and expanding to USC, UCSB, UC Berkeley. Ex-SpaceX & Disney Streaming; now building Need to revolutionize campus convenience.



Nicole Han Data Lead

A UW Informatics '24 grad, she excelled as a Data Analyst at JeevaHealth AI and as an educator at Think Academy. She leads Need's data pipelines and analytics, strengthening our tech backbone with strong metrics for franchisees.



Joshua Son Frontend Lead

A Master's '26 candidate in Data Science at UW and a UCSB CS '24 grad, he brings software engineering experience from Shoonya and Artera. His data-driven approach optimizes Need's mobile platform for scalability and performance.



Matthew Nochi Backend Lead

A UW ECE '25 grad and Purple & Gold Scholar, he excels in embedded systems and scalable backend infrastructure with experience at Husky Robotics, Leidos, and UW's Human Powered Submarine Team—fueling Need's robust tech foundation.

Pitch


need
Convenience store delivery in 10 minutes
on college campuses.
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Get Cheetos when you need it

Problem & Solution



01
College kids need snacks, caffeine, and other essentials.



02
But they have no time, no car, and limited convenience store options on campus.



Need can deliver in 10 minutes.

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How Do We Do It?

Proprietary Ordering App



Seamless app built in-house to reliably manage speedy ordering.

Centralized Micro-Warehouses



Stocking all the essentials in the center of high-density campuses.

Student Delivery



College students on e-scooters who know all the campus shortcuts.

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Our Key Advantage

We've Done This Before



Brian, Need's Founder & CEO, was the Co-Founder and CTO of Duffl - a YC-backed, exited campus delivery startup.

We're taking a proven concept and making it even better, with a lean, capital-efficient approach driven by a franchise model.

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An Innovative Business Model

While other campus delivery companies (including Duffl) operate with a top-heavy corporate model, Need will offer franchising.

Benefits of Franchise Model

- Rapid expansion
- Minimal corporate capital required
- Allows for precise localization

Ideal Franchisee Profile

- Recent college graduate in business or similar
- Highly networked on their campus
- Seeking high-potential opportunity for low $35-55k investment

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Market Size

Convenience Delivery is a Huge Market

- **20 million** college students in the US at estimated **$2,000** spend per year
- **$40 billion/year** total addressable market

When Tackled Correctly...

- Low startup costs
- Local approach unique to each university
- Low-cost word-of-mouth marketing via student ambassadors and referrals, estimated **$5** customer acquisition cost (CAC)
- **90%** retention (proven by Duffl)

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Unit Economics: Per Order

Average Order Value: $18

$14 - Products Purchased

$3 - Delivery Fee

$1 - Tip to Deliverer

Average Order Costs

$7.00 - Products

$3.50 - Labor

- Couriers make $15/hour and average 6 orders/hour = $2.50, plus $1 tip

$0.50 - Effective CAC

- Assuming 90% retention (Duffl)

$7 Profit Per Order

- 38% margin

Case Study - In Duffl's case, a single store could exceed **800** orders per day.

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Franchise Model Details

Franchisees can enable rapid, low-capital expansion across campuses nationwide. Rollout will be tiered to incentivize early adopters.

Year 01

Early Adopters

- **$40k** signing fee
- **$1k** base monthly fee
- **6%** of revenue royalty fee

Year 02

Growth Stage

- **$25k** signing fee
- **$1k** base monthly fee
- **8%** of revenue royalty fee

Year 03+

Mature Model

- **$10k** signing fee
- **$1k** base monthly fee
- **10%** of revenue royalty fee

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Forward-looking statements are not guaranteed.

Competitors

gopuff, DASH MART, 7 now

- Targets a market that's too broad
- Vast, hard-to-manage delivery network of cars

Snag, R, duffl

- Directly operates each location
- Built with off-the-shelf software

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✓ We focus on students on college campuses

✓ Our logistics are hyper-local using e-scooters

✓ We franchise for rapid expansion

✓ We have an in-house, purpose-built platform

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Pilot Launches

Need will launch on two campuses, University of Oregon and Oregon State University, this Fall 2025.

These two initial campuses will be company-operated as a pilot, before welcoming franchisees shortly after.


Advantages of UO & OSU
High-density residential student populations
Strong Greek life culture to drive word-of-mouth growth via ambassadors
Favorable business climate with lower operating costs in Oregon

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Forward-looking statements are not guaranteed.

Additional Opportunities

In the future, Need could generate additional revenue streams via:

Franchise Setup & Support

- **In-house startup loans for franchisees**
- **Launch consulting services**
- **Certification courses and ongoing operator education**

Product & Supply Chain Solutions

- **Equipment sales**
- **Centralized logistics**
- **White-labeled products**

Brand, Tech & Subscription Services

- **Partnerships and advertising for brands**
- **White-labeled spinoffs of our proprietary logistics app**
- **Premium subscriptions**

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Team



Brian Le - Founder & CEO

BS in Electrical Engineering, **UCLA**

Former Co-Founder of Duffl (YC W20, acquired by Rev)



Nicole Han, Data Lead

BS in Informatics, **University of Washington**



Joshua Son, Frontend Lead

BS in Computer Science, **UCSB**
MS in Data Science, **University of Washington**



Matthew Nochi, Backend Lead

BS in Electrical and Computer Engineering, **University of Washington**

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Investment Opportunity

Raising $1.1M at a $5M post-money valuation

$1.025M — **From accredited investors** (minimum $25k check)

$75K — **via Reg CF on WeFunder** (minimum $100 check)

Use of Funds

Launch of two pilot stores
UO & OSU

Tech development of proprietary app

General & administrative

Over time, investors can benefit from regular secondary sales (modeled after SpaceX).

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Thank you!
founders@needwestwood.com
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If you are interested in writing a larger check ($25K+), please send a message to founders@needwestwood.com with your desired check size and any questions you may have!